ENTOURAGE MINING LTD.

May 31, 2004

TO WHOM IT MAY CONCERN

Confirmation of Mailing

We confirm that interim financial statements, for the period ended March 31, 2004 were mailed today to the registered shareholders of Entourage Mining Ltd.

Entourage Mining Ltd.

/s/ Gregory F. Kennedy
Gregory F. Kennedy, President

1724 Hyde Park Road, London, Ontario, Canada N6H 5L7
Telephone: (519) 641-3201 Fax: (519) 641-2774
Email: chinadiamondcorp@execulink.com